FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated March 18, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: March 18, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Madrid	March 16, 2005

Tata Motors and Hispano Carrocera SA sign Investment Agreement

Mr. Ravi Kant appointed Chairman, Hispano Carrocera SA.

Tata Motors Limited, India announced the signing of an agreement for the acquisition of 21% equity stake in Hispano Carrocera SA, the well-known Spanish bus company. In a meeting held in Madrid today, Mr. Ravi Kant, Executive Director- Tata Motors was handed over the share certificates by Mr. Gerardo Mugica, CEO- Hispano Carrocera SA. Also present on the occasion was Mr. Andres Mugica, Director - Operations, Hispano Carrocera SA. Mr. Ravi Kant, Executive Director - Tata Motors was appointed as Chairman of Hispano Carrocera SA.

Tata Motors has a Call Option on the remaining 79% to take its shareholding to 100%. With the signing of the investment agreement, Tata Motors will have the license for technology and brand rights from Hispano Carrocera SA. The 21% equity stake for a total price of Euro 12 million comprises Equity, Debt & Technology Licensing.

Hispano Carrocera is an established and reputed bus and coach manufacturer in Spain enjoying excellent reputation for developing high quality vehicles. It operates in two manufacturing locations namely, Zaragoza in Spain and Casablanca in Morocco, North Africa. Hispano has proven competence in development of buses and coaches. The product designed by Pininfarina has won Bus of the Year awards in their markets.

Speaking on the occasion, Mr. Ravi Kant, Chairman, Hispano Carrocera SA and Executive Director-Tata Motors said, 'This partnership gives both companies an opportunity to use their complementary strengths to create high-class transport solutions for intracity and intercity mass transportation in Spain, India and many other countries around the world'.

Earlier this month, Tata Motors successfully launched its fleet of stylish and contemporary 'Globus' Coaches and 'Starbus' range of buses, for which response has been extremely positive. The Tata branded buses and coaches, available in Diesel and CNG variants, with capacity ranging from 13 to 67 seater, have been developed to meet the exacting requirements of every user group.

About Tata Motors: Tata Motors, the world's fifth largest medium and heavy commercial vehicle manufacturer, produces more than 150 commercial vehicle models with a range of light, medium to heavy-duty trucks, buses and tractor-trailers. Tata Motors, with annual revenues of over US$ 3.5 billion (FY 2003-04), is a leading flagship company of the Tata Group.

The Tata Group has a leadership position in Engineering, Materials, Energy, Consumer Products, Services and Communication, Hotel and Information Systems. Over 3 million Tata vehicles ply on Indian roads making TATA a dominant force in the Indian automobile industry.

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For further press queries please contact Rashmi Naik / Meraj Alam / Swati Sundareswaran at 91 22 5656 8787 / 5656 8708 Fax: 91 22 5656 8788 or email at: rashmi@vccpl.com / malam@vccpl.com / ssundareswaran@vccpl.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.